SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NEWS CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	26-0085658
(State of Incorporation or organization)	(I.R.S. Employer Identification No.)

1211 Avenue of the Americas, New York, New York	10036
(Address of principal executive offices)	(zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Preferred Stock Purchase Rights	New York Stock Exchange
Class B Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Securities To Be Registered.

On November 8, 2004 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board”) of News Corporation (the “Company”), a Delaware corporation, authorized and declared a dividend distribution of one right (a “Class A Right”) for each outstanding share of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock” or “Nonvoting Common Stock”) and one right (a “Class B Right” and, together with the Class A Rights, the “Rights”) for each outstanding share of Class B common stock, par value $0.01 per share, of the Company (the “Class B Common Stock” or “Voting Common Stock” and, together with the Class A Common Stock, the “Common Stock”) to stockholders of record at the close of business on November 18, 2004 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) at a Purchase Price of $80 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of November 8, 2004, between the Company and Computershare Investor Services, LLC, a Delaware limited liability company, as Rights Agent.

Initially, the Class A Rights will be attached to all shares of Class A Common Stock then outstanding and the Class B Rights will be attached to all shares of Class B Common Stock then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Class B Common Stock and/or other class then entitled to vote (collectively, the “Voting Capital Stock”) for the election of directors (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or purchases by certain Exempt Persons or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. An “Exempt Person” is any of the following: (i) The News Corporation Limited (“TNCL”) and any of its or the Company’s Subsidiaries or controlled Affiliates, (ii) each of K. Rupert Murdoch and any executor, administrator, guardian, conservator or similar legal representative thereof, any member of the immediate family of K. Rupert Murdoch, Cruden Investments Pty. Limited, an Australia company, and any successor (by merger, consolidation, transfer of assets or otherwise) to all or substantially all of its business and assets and any settlement and trusts, and any entities which are controlled by settlements and trusts, set up for the benefit of K. Rupert Murdoch or members of his family (either exclusively or among others) and (iii) Liberty Media Corporation, a Delaware corporation, and its Affiliates, but, with respect to clauses (ii) and (iii) of this paragraph, each such Exempt Person shall be considered an Exempt Person only to the extent that the shares of Voting Capital Stock beneficially owned by each such Exempt Person do not exceed the number of shares (A) which both (1) are beneficially owned by such Exempt Person on the Rights Dividend Declaration Date and (2) have been publicly disclosed as being beneficially owned by such Exempt Person (in a filing with the U.S. Securities and Exchange Commission or the Australian Securities and Investments Commission or in a press release of such Exempt Person) on or prior to the Rights Dividend Declaration Date, plus (B) any additional shares of capital stock representing not more than one percent (1%) of the Voting Capital Stock then outstanding.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on November 8, 2005 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, (i) Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Class A Right or (ii) Class B Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Class B Right. Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $80 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the event described in the preceding paragraph would entitle its holder to purchase $160 worth of Common Stock (or other consideration, as noted above) for $80. Assuming that the Common Stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $80.

In the event that, at any time following the Stock Acquisition Date, other than in connection with the reincorporation of TNCL in the U.S., (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Voting Capital Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock or Preferred Stock at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) or amend the Rights Agreement to change the Final Expiration Date to another date, including without limitation an earlier date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above. Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

Each share of Common Stock of the Company outstanding at the close of business on November 18, 2004, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 9,000,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to make more difficult a merger, tender offer or other business combination involving the Company that is not supported by the Board.

The Rights Agreement, dated as of November 8, 2004 between the Company and Computershare Investor Services, LLC, as Rights Agent, specifying the terms of the Rights is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

1.	Rights Agreement, dated as of November 8, 2004, between News Corporation, Inc. and Computershare Investor Services, LLC, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as Exhibit A thereto, the form of Rights Certificates as Exhibit B thereto, and the Summary of Rights as Exhibit C thereto (incorporated herein by reference to Exhibit B of The News Corporation Limited’s (now named News Holdings Limited) Report of Foreign Issuer on Form 6-K, filed with the Commission on November 8, 2004). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004

NEWS CORPORATION

By:	/s/ Lawrence Jacobs
Name:	Lawrence Jacobs
Title:	Executive Vice-President
and Deputy General Counsel

EXHIBIT INDEX

Exhibit	Description
1.	Rights Agreement, dated as of November 8, 2004, between News Corporation, Inc. and Computershare Investor Services, LLC, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as Exhibit A thereto, the form of Rights Certificates as Exhibit B thereto, and the Summary of Rights as Exhibit C thereto (incorporated herein by reference to Exhibit B of The News Corporation Limited’s (now named News Holdings Limited) Report of Foreign Issuer on Form 6-K, filed with the Commission on November 8, 2004). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

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